NEWS RELEASE

                       Chicago Bridge & Iron Company N.V.


For Immediate Release:            For Further Information Contact:
October 3, 1997                   Media:  Bruce Steimle (815) 439-4006
                                  Analysts:  Jean Brown (815) 439-4072


             Chicago Bridge & Iron updates outlook for third quarter


PLAINFIELD, Ill. -- October 3, 1997 -- Chicago Bridge & Iron Company N.V. (NYSE & ASE:CBI) announced today that the Company expects earnings per share for the third quarter ended September 30, 1997 will likely be in line with analysts' current expectations. However, based on preliminary July and August results, the Company expects revenue and operating income for the third quarter to fall below analysts' current estimates, primarily because of problems associated with the consolidation and streamlining of North American operations. The impact of these factors on net income will be substantially offset by non-recurring income.

The third quarter 1997 revenue and operating income have been affected by start-up problems associated with the expansion of the Houston fabricating facility and implementation of new integrated computerized systems being piloted at Houston. These factors have resulted in additional costs and delays in some material reaching construction sites, postponing the recognition of revenue and resulting in lower operating income. Notwithstanding these issues, revenues for the third quarter should be modestly higher than revenues earned in the second quarter of 1997.

Commenting on the situation, Gerald M. Glenn, Chairman, President and CEO, said, "These problems are temporary and affect only our North American operations. The expansion of the Houston plant is now substantially complete and it is capable of operating near capacity. Difficulties encountered in the implementation of integrated computerized systems, although disappointing, are not uncommon. We are confident we have identified the major issues and initiated corrective action. We expect this action will produce immediate results. At this point, we do not expect these issues to impact 1998 earnings."

Third quarter 1997 income from operations will be favorably impacted by non-recurring income of approximately $5 million, including the resolution of disputed liabilities as well as recognition of income related to a favorable appeals court decision.


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New Business Taken Increases; Debt Reduction Continues

The Company also announced that new business taken remained strong in what has been a seasonally-weak third quarter. For the quarter ended September 30, 1997, new business taken was $173 million, a 24% increase over the third quarter of 1996. Year-to-date new business taken increased 18% to $561 million, an $87 million increase over the nine months of the previous year. The Company's aggressive working capital reduction programs have resulted in a 44% reduction in long-term debt from $75 million in April 1997 to $42 million at the end of the third quarter.

Glenn added, "Despite the near-term concerns regarding our North American operations, we continue to be encouraged by our success in winning geographically diversified new business, including in Asia Pacific. The fundamentals that drive our markets continue to be very strong. We remain committed to achieving our stated goals."

The Company expects to report third quarter results on October 30, 1997.

This press release contains certain forward looking statements including statements about revenues, costs and earnings that involve a number of risks and uncertainties, including those associated with consolidation and streamlining of North American operations. Actual events or results may differ materially from the Company's expectations. In addition to matters described elsewhere in this press release, operating risks, risks associated with fixed price contracts, risks associated with percentage of completion accounting, fluctuating revenues and cash flow, and competitive conditions, as well as other risk factors listed in the Company's Registration Statement on Form S-1 (No. 333-18065), as amended, and subsequent filings with the SEC, may affect the actual results achieved by the Company. These forward-looking statements represent the Company's judgment as of the date of this release.

CB&I is a global engineering and construction company specializing in the engineering and design, fabrication, erection and repair of petroleum terminals, steel tanks, refinery pressure vessels, low temperature and cryogenic storage facilities and the other steel plate structures and their associated systems.



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